                                   FORM U-3A-2

                       SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.



              Statement by Holding Company Claiming Exemption Under

                   Rule U-2 from the Provisions of the Public

                       Utility Holding Company Act of 1935



                         INTERMOUNTAIN INDUSTRIES, INC.

                  CENTURY PARTNERS - IDAHO LIMITED PARTNERSHIP


                                FEBRUARY 23, 2000

                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                                   FORM U-3A-2                  File No. 0-8763

              Statement by Holding Company Claiming Exemption Under
                  Rule U-3A-2 from the Provisions of the Public
                       Utility Holding Company Act of 1935

                      To Be Filed Annually Prior to March 1

                         INTERMOUNTAIN INDUSTRIES, INC.
                  CENTURY PARTNERS - IDAHO LIMITED PARTNERSHIP

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, their statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

     1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator ("EWG") or foreign utility company in which the claimant directly or indirectly holds an interest.

          (a) Intermountain Industries, Inc. ("the Company") is incorporated under the laws of the State of Idaho, with its principal office in Boise, Idaho. It is a holding company and neither owns nor operates any physical properties. The Company is the owner of all of the outstanding common stock of its subsidiaries, Intermountain Gas Company, IGI Resources, Inc., InterWest Capital, Inc., III Exploration Company, and III Argentina Company.

          (b) Century Partners - Idaho Limited Partnership ("Century Partners - Idaho") is a limited partnership organized under the laws of the State of Idaho, with its principal offices in Darien, Connecticut. It was organized primarily to hold the outstanding securities of the Company and any successor corporation. Century Partners - Idaho has no operations other than investing in the securities of the Company.

          (c) Intermountain Gas Company ("Intermountain"), incorporated under the laws of the State of Idaho, is a natural gas distribution company engaged in the transmission, transportation and sale of natural gas solely within the State of Idaho, primarily in the Snake River Valley.

          (d) IGI Resources, Inc. ("Resources"), incorporated under the laws of the State of Idaho, arranges the purchase and transportation of natural gas for various customers along with providing daily dispatching, balancing, and administrative services associated with wellhead to burner tip delivery of natural gas. Resources has also begun providing the same type of marketing services to customers for their electric needs. Resources operates throughout the western United States and Canada, primarily in the Pacific Northwest and Southwest regions.

          (e) InterWest Capital, Inc. ("InterWest") was incorporated under the laws of the State of Idaho in December 1990 for the purpose of investing in non-energy related assets, principally in the Rocky Mountain and Intermountain areas.

          (f) III Exploration Company ("Exploration") was incorporated under the laws of the State of Idaho in October 1992. Exploration was formed for the purpose of exploring for and developing natural gas and oil deposits.

          (g) III Argentina Company ("Argentina") was incorporated under the laws of the State of Idaho in October 1992. Argentina and its subsidiary, GISA, were formed for the purpose of participating in the privatization of certain natural gas distribution companies by the Argentine government. On November 30, 1992, the Company filed with the Securities and Exchange Commission the applicable certification pursuant to Section 33(a)(2) of the Public Utility Holding Company Act of 1935. The Company did not acquire any of the Argentine properties and neither Argentina nor GISA have any operations or property.

     2. A brief description of the properties of the claimant and its subsidiary public utility company used for the generation, transmission, and distribution of electric energy for sale or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiary are organized and all transmission lines or pipelines which deliver or receive electric energy or gas at the borders of such State.

          (a)  Claimant neither owns nor operates any physical properties.

          (b) Intermountain's properties, used for the transmission and distribution of natural gas, are located solely within the State of Idaho. As of December 31, 1999, such property included office buildings, warehouses, and approximately 9,170 miles of transmission, distribution, and service lines which connect with the transmission system of Intermountain's pipeline supplier to 210,000 meters installed on customer premises. In addition, Intermountain owns and operates a liquefied natural gas ("LNG") peak-shaving plant which includes liquefaction, storage, and regasification facilities. The facility has a total LNG storage capacity of 6,000,000 therms which can be regasified at a rate of 600,000 therms per day.

          (c) Neither the claimant nor its subsidiary public utility company owns, operates or uses any generating station, transmission lines, producing fields, or electric or gas distribution facilities outside the State in which it is organized, nor any transmission lines or pipelines which deliver or receive electric energy or gas at the borders of any such State.

     3. The following information for the last fiscal year with respect to claimant and its subsidiary public utility company:

          (a) Number of kWh of electric energy sold (at retail or wholesale) and therms of natural or manufactured gas distributed at retail:

               Electric Sales - None

               Natural Gas Distributed or Transported - 519,515,678 Therms

          (b) Number of kWh of electric energy and therms of natural or manufactured gas distributed at retail outside the State in which each such company is organized:

               None

          (c) Number kWh of electric energy and therms of natural or manufactured gas sold at wholesale outside the State in which each such company is organized or at the State line.

               None

          (d) Number of kWh of electric energy and therms of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line.

               Electric energy purchased - None

               Natural gas purchased - 213,143,070 Therms

     4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

          (a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

               None

          (b) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

               None

          (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

               None

          (d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

               None

          (e) Identify any service, sales or construction contract between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement.

               None

                                    EXHIBIT A

     A consolidating statement of income and retained earnings of the claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of the claimant and its subsidiary companies as of the close of such calendar year are attached.

                                    EXHIBIT C

     An organizational chart showing the relationship of each EWG or foreign utility company to associate companies in the holding-company system.

               None

     The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 23rd day of February 2000.

                                          INTERMOUNTAIN INDUSTRIES, INC.

Attest:                                   By   /s/ Jeffrey K. Lebens
                                             ------------------------------
                                               Jeffrey K. Lebens
                                               Vice President, Treasurer, and
                                                 Chief Financial Officer

 /s/ James E. Simmerman
------------------------------
James E. Simmerman
Assistant Corporate Secretary

                                          CENTURY PARTNERS - IDAHO
                                          LIMITED PARTNERSHIP

Attest:                                   By   /s/ Richard Hokin
                                             ------------------------------
                                               Richard Hokin
                                               General Partner

 /s/ Mark R. Gelfeld
------------------------------
Mark R. Gelfeld
Controller

Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

     Jeffrey K. Lebens
     Vice President, Treasurer, and Chief Financial Officer
     Intermountain Industries, Inc.
     PO Box 7608
     Boise, ID 83707-1608

                                    EXHIBIT A

                               (PAGES 1 THROUGH 7)

CENTURY PARTNERS - IDAHO LIMITED PARTNERSHIP
CONSOLIDATING STATEMENT OF INCOME AND RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 1999

(Thousands of Dollars)
(Unaudited)
-------------------------------------------------------------------------------

                                                                          Intermountain         IGI
                                                       Intermountain           Gas          Resources,
                                                      Industries, Inc.       Company            Inc.
                                                      ----------------    -------------     ----------
OPERATING REVENUES ...............................     $        --        $     130,608      $ 416,154
COST OF GAS ......................................              --               69,289        407,859
                                                       -------------      -------------      ---------
GROSS MARGIN .....................................              --               61,319          8,295
                                                       -------------      -------------      ---------

OPERATING EXPENSES:
     Operation and maintenance ...................               714             29,786          5,636
     Depreciation, amortization and depletion ....               964             10,191            324
     General taxes ...............................              --                3,142            484
                                                       -------------      -------------      ---------
                                                               1,678             43,119          6,444
                                                       -------------      -------------      ---------
OPERATING INCOME .................................            (1,678)            18,200          1,851
                                                       -------------      -------------      ---------

OTHER INCOME (EXPENSE), NET:
     Equity in earnings of subsidiary
          companies ..............................            10,769               --             --
     Other, net ..................................               535                342           (166)
                                                       -------------      -------------      ---------
                                                              11,304                342           (166)
                                                       -------------      -------------      ---------

GROSS INCOME .....................................             9,626             18,542          1,685
INTEREST CHARGES .................................               724              4,305            135
                                                       -------------      -------------      ---------
NET INCOME BEFORE TAXES ..........................             8,902             14,237          1,550
INCOME TAX EXPENSE (BENEFIT) .....................              (513)             5,287            670
                                                       -------------      -------------      ---------
NET INCOME BEFORE MINORITY INTEREST ..............             9,415              8,950            880
MINORITY INTEREST ................................              --                 --             --
                                                       -------------      -------------      ---------
NET INCOME .......................................             9,415              8,950            880
     Less dividends on common stock ..............              --                7,000           --
     Other comprehensive loss ....................              (259)              --             --

RETAINED EARNINGS -
     DECEMBER 31, 1998 ...........................            87,193             46,810          7,345
                                                       -------------      -------------      ---------
RETAINED EARNINGS -
     DECEMBER 31, 1999 ...........................     $      96,349      $      48,760      $   8,225
                                                       =============      =============      =========

                                    Exhibit A
                                  (Page 1 of 7)

--------------------------------------------------------------------------------

                                                 III       InterWest    Century        Total       Reclassifications
                                             Exploration    Capital,    Partners       Before            and
                                               Company         Inc.       Idaho     Eliminations     Eliminations      Consolidated
                                             -----------    ---------   ---------   ------------   -----------------   ------------
OPERATING REVENUES ........................  $     4,501    $     110   $    --     $    551,373   $         (1,449)   $    549,924
COST OF GAS ...............................        2,445         --          --          479,593             (1,339)        478,254
                                             -----------    ---------   ---------   ------------   ----------------    ------------
GROSS MARGIN ..............................        2,056          110        --           71,780               (110)         71,670
                                             -----------    ---------   ---------   ------------   ----------------    ------------
OPERATING EXPENSES:
  Operation and maintenance ...............        2,067           87        --           38,290               (110)         38,180
  Depreciation, amortization and depletion.          935         --          --           12,414               --            12,414
  General taxes ...........................         --           --          --            3,626               --             3,626
                                             -----------    ---------   ---------   ------------   ----------------    ------------
                                                   3,002           87        --           54,330               (110)         54,220
                                             -----------    ---------   ---------   ------------   ----------------    ------------
OPERATING INCOME ..........................         (946)          23        --           17,450               --            17,450
                                             -----------    ---------   ---------   ------------   ----------------    ------------
OTHER INCOME (EXPENSE), NET:
  Equity in earnings of subsidiary
       companies ..........................         --           --         6,884         17,653            (17,653)           --
  Other, net ..............................       (1,563)           6           5           (841)              (538)         (1,379)
                                             -----------    ---------   ---------   ------------   ----------------    ------------
                                                  (1,563)           6       6,889         16,812            (18,191)         (1,379)
                                             -----------    ---------   ---------   ------------   ----------------    ------------
GROSS INCOME ..............................       (2,509)          29       6,889         34,262            (18,191)         16,071
INTEREST CHARGES ..........................          547         --             5          5,716               (538)          5,178
                                             -----------    ---------   ---------   ------------   ----------------    ------------
NET INCOME BEFORE TAXES ...................       (3,056)          29       6,884         28,546            (17,653)         10,893
INCOME TAX EXPENSE (BENEFIT) ..............       (3,567)          11        --            1,888               --             1,888
                                             -----------    ---------   ---------   ------------   ----------------    ------------
NET INCOME BEFORE MINORITY INTEREST .......          511           18       6,884         26,658            (17,653)          9,005
MINORITY INTEREST .........................          410         --          --              410               --               410
                                             -----------    ---------   ---------   ------------   ----------------    ------------
NET INCOME ................................          921           18       6,884         27,068            (17,653)          9,415
  Less dividends on common stock ..........         --           --          --            7,000             (7,000)           --
  Other comprehensive loss ................         --           --          --             (259)              --              (259)

RETAINED EARNINGS -
  DECEMBER 31, 1998 .......................        2,249           13      62,117        205,727           (107,086)         98,641
                                             -----------    ---------   ---------   ------------   ----------------    ------------
RETAINED EARNINGS -
  DECEMBER 31, 1999 .......................  $     3,170    $      31   $  69,001   $    225,536   $       (117,739)   $    107,797
                                             ===========    =========   =========   ============   ================    ============


                                    Exhibit A
                                  (Page 2 of 7)

CENTURY PARTNERS - IDAHO LIMITED PARTNERSHIP
CONSOLIDATING BALANCE SHEET - ASSETS
DECEMBER 31, 1999

(Thousands of Dollars)
(Unaudited)
-------------------------------------------------------------------------------

                                                                              Intermountain        IGI
                                                            Intermountain          Gas          Resources,
                                                           Industries, Inc.      Company           Inc.
                                                           ----------------   -------------     ----------
PROPERTY, PLANT, AND EQUIPMENT:
     Utility plant ....................................     $        --       $     274,009     $    --
        Less accumulated depreciation .................              --             133,510          --
                                                            -------------     -------------     ---------
                                                                     --             140,499          --
                                                            -------------     -------------     ---------

     Non-utility property .............................              --                  11         2,161
          Less accumulated depreciation & depletion ...              --                  11         1,073
                                                            -------------     -------------     ---------
                                                                     --                --           1,088
                                                            -------------     -------------     ---------

INVESTMENTS AND OTHER ASSETS:
     Investment in affiliates .........................            97,820              --            --
     Other ............................................               273               230            40
                                                            -------------     -------------     ---------
                                                                   98,093               230            40
                                                            -------------     -------------     ---------

CURRENT ASSETS:
     Cash and temporary cash investments ..............               350               638         3,878
     Restricted cash held in margin accounts ..........              --                --             442
     Notes receivable from affiliates .................             9,750              --            --
     Accounts receivable, less reserves ...............                16            12,452        58,157
     Accounts receivable from affiliates ..............             2,239                61         3,068
     Cost of gas delivered but unbilled ...............              --               3,978          --
     Natural gas in storage ...........................              --               2,761         6,955
     Materials and supplies ...........................              --               1,347          --
     Prepayments ......................................              --                 412           202
     Other current assets .............................                15              --           2,022
                                                            -------------     -------------     ---------
                                                                   12,370            21,649        74,724
                                                            -------------     -------------     ---------

INVESTMENT IN EXCESS OF BOOK
     VALUE OF ASSETS ACQUIRED,
        less amortization of $14,535 ..................             2,695              --            --
                                                            -------------     -------------     ---------

DEFERRED CHARGES:
     Unamortized debt expense .........................              --               1,373          --
     Deferred gas costs ...............................              --              14,303          --
     Deferred unfunded future income ..................              --                --            --
        tax expense ...................................              --                 153          --
     Deferred tax credits .............................             5,023              --            --
     Other ............................................             2,797                 4           298
                                                            -------------     -------------     ---------
                                                                    7,820            15,833           298
                                                            -------------     -------------     ---------
                                                            $     120,978     $     178,211     $  76,150
                                                            =============     =============     =========


                                    Exhibit A
                                  (Page 3 of 7)

-------------------------------------------------------------------------------

                                                III        InterWest     Century        Total      Reclassifications
                                            Exploration     Capital,    Partners       Before            and
                                              Company         Inc.        Idaho     Eliminations     Eliminations      Consolidated
                                            -----------   -----------   ---------   ------------   -----------------   ------------
PROPERTY, PLANT, AND EQUIPMENT:
  Utility plant ........................... $      --     $      --     $    --     $    274,009   $           --      $    274,009
     Less accumulated depreciation ........        --            --          --          133,510               --           133,510
                                            -----------   -----------   ---------   ------------   ----------------    ------------
                                                   --            --          --          140,499               --           140,499
                                            -----------   -----------   ---------   ------------   ----------------    ------------

  Non-utility property ....................      52,826          --          --           54,998               --            54,998
     Less accumulated depreciation &
        depletion .........................      14,068          --          --           15,152               --            15,152
                                            -----------   -----------   ---------   ------------   ----------------    ------------
                                                 38,758          --          --           39,846               --            39,846
                                            -----------   -----------   ---------   ------------   ----------------    ------------

INVESTMENTS AND OTHER ASSETS:
  Investment in affiliates ................        --            --        72,873        170,693           (170,693)           --
  Other ...................................       2,371         3,362        --            6,276               --             6,276
                                            -----------   -----------   ---------   ------------   ----------------    ------------
                                                  2,371         3,362      72,873        176,969           (170,693)          6,276
                                            -----------   -----------   ---------   ------------   ----------------    ------------

CURRENT ASSETS:
  Cash and temporary cash investments .....       1,974            99           3          6,942               --             6,942
  Restricted cash held in margin accounts .        --            --          --              442               --               442
  Notes receivable from affiliates ........        --            --          --            9,750             (9,750)           --
  Accounts receivable, less reserves ......       1,204            40          85         71,954               --            71,954
  Accounts receivable from affiliates .....         148            39        --            5,555             (5,555)           --
  Cost of gas delivered but unbilled ......        --            --          --            3,978               --             3,978
  Natural gas in storage ..................        --            --          --            9,716               --             9,716
  Materials and supplies ..................       1,392          --          --            2,739               --             2,739
  Prepayments .............................         314          --          --              928               --               928
  Other current assets ....................        --            --          --            2,037               --             2,037
                                            -----------   -----------   ---------   ------------   ----------------    ------------
                                                  5,032           178          88        114,041            (15,305)         98,736
                                            -----------   -----------   ---------   ------------   ----------------    ------------

INVESTMENT IN EXCESS OF BOOK
  VALUE OF ASSETS ACQUIRED,
     less amortization of $14,535 .........        --            --          --            2,695               --             2,695
                                            -----------   -----------   ---------   ------------   ----------------    ------------

DEFERRED CHARGES:
  Unamortized debt expense ................        --            --          --            1,373               --             1,373
  Deferred gas costs ......................        --            --          --           14,303               --            14,303
  Deferred unfunded future income
     tax expense ..........................        --            --          --              153               --               153
  Deferred tax credits ....................        --            --          --            5,023               --             5,023
  Other ...................................       8,132          --          --           11,231               --            11,231
                                            -----------   -----------   ---------   ------------   ----------------    ------------
                                                  8,132          --          --           32,083               --            32,083
                                            -----------   -----------   ---------   ------------   ----------------    ------------

                                            $    54,293   $     3,540   $  72,961   $    506,133   $       (185,998)   $    320,135
                                            ===========   ===========   =========   ============   ================    ============


                                    Exhibit A
                                  (Page 4 of 7)

CENTURY PARTNERS - IDAHO LIMITED PARTNERSHIP
CONSOLIDATING BALANCE SHEET - CAPITALIZATION AND LIABILITIES
DECEMBER 31, 1999

(Thousands of Dollars)
(Unaudited)
-------------------------------------------------------------------------------

                                                                               Intermountain         IGI
                                                            Intermountain           Gas           Resources,
                                                           Industries, Inc.       Company            Inc.
                                                           ----------------    -------------      ---------
CAPITALIZATION:
     Common stock .....................................     $       3,865      $       1,513      $       1
     Note receivable from shareholder .................              (400)              --             --
     Premium on common stock ..........................              --               14,809           --
     Treasury stock, at cost ..........................            (1,493)              --             --
     Retained earnings ................................            96,349             48,760          8,225
                                                            -------------      -------------      ---------
                                                                   98,321             65,082          8,226
     Long-term debt ...................................            16,725             65,000           --
                                                            -------------      -------------      ---------
                                                                  115,046            130,082          8,226
                                                            -------------      -------------      ---------

PARTNERS' CAPITAL .....................................              --                 --             --
                                                            -------------      -------------      ---------

MINORITY INTEREST .....................................              --                 --             --
                                                            -------------      -------------      ---------

CURRENT LIABILITIES:
     Long-term debt due within one year ...............              --                 --             --
     Notes payable to affiliates ......................              --                 --            5,000
     Accounts payable .................................               776             15,845         61,817
     Accounts payable to affiliates ...................                39              4,579            713
     Interest .........................................                 7              1,231           --
     General taxes ....................................              --                3,079             13
     Income taxes .....................................               378                456           (131)
     Other current liabilities ........................              --                  766            684
                                                            -------------      -------------      ---------
                                                                    1,200             25,956         68,096
                                                            -------------      -------------      ---------

DEFERRED CREDITS:
     Deferred income taxes ............................               (54)             6,930           (172)
     Unamortized investment tax credits ...............              --                5,148           --
     Regulatory liability - deferred income taxes .....              --                3,624           --
     Customer advances for construction ...............              --                2,333           --
     Other ............................................             4,786              4,138           --
                                                            -------------      -------------      ---------
                                                                    4,732             22,173           (172)
                                                            -------------      -------------      ---------
                                                            $     120,978      $     178,211      $  76,150
                                                            =============      =============      =========

                                    Exhibit A
                                  (Page 5 of 7)

-------------------------------------------------------------------------------

                                              III         InterWest      Century       Total        Reclassifications
                                          Exploration      Capital,     Partners       Before             and
                                            Company          Inc.         Idaho     Eliminations      Eliminations      Consolidated
                                          -----------    -----------    ---------   ------------    -----------------   ------------
CAPITALIZATION:
  Common stock .........................  $     7,550    $         1    $    --     $     12,930    $        (12,930)   $       --
  Note receivable from shareholder .....         --             --           --             (400)                400            --
  Premium on common stock ..............       10,260          3,500         --           28,569             (28,569)           --
  Treasury stock, at cost ..............         --             --           --           (1,493)              1,493            --
  Retained earnings ....................        3,170             31         --          156,535            (156,535)           --
                                          -----------    -----------    ---------   ------------    ----------------    ------------
                                               20,980          3,532         --          196,141            (196,141)           --
  Long-term debt .......................       11,009           --           --           92,734                --            92,734
                                          -----------    -----------    ---------   ------------    ----------------    ------------
                                               31,989          3,532         --          288,875            (196,141)         92,734
                                          -----------    -----------    ---------   ------------    ----------------    ------------

PARTNERS' CAPITAL ......................         --             --         72,866         72,866                (938)         71,928
                                          -----------    -----------    ---------   ------------    ----------------    ------------

MINORITY INTEREST ......................       15,173           --           --           15,173              26,386          41,559
                                          -----------    -----------    ---------   ------------    ----------------    ------------

CURRENT LIABILITIES:
  Long-term debt due within one year ...         --             --           --             --                  --              --
  Notes payable to affiliates ..........        4,750           --           --            9,750              (9,750)           --
  Accounts payable .....................        1,532              4           95         80,069                --            80,069
  Accounts payable to affiliates .......          224           --           --            5,555              (5,555)           --
  Interest .............................         --             --           --            1,238                --             1,238
  General taxes ........................          164           --           --            3,256                --             3,256
  Income taxes .........................         (321)           (30)        --              352                --               352
  Other current liabilities ............         --             --           --            1,450                --             1,450
                                          -----------    -----------    ---------   ------------    ----------------    ------------
                                                6,349            (26)          95        101,670             (15,305)         86,365
                                          -----------    -----------    ---------   ------------    ----------------    ------------

DEFERRED CREDITS:
  Deferred income taxes ................          782             34         --            7,520                --             7,520
  Unamortized investment tax credits ...         --             --           --            5,148                --             5,148
  Regulatory liability - deferred                --             --           --            3,624                --             3,624
     income taxes ......................
  Customer advances for construction ...         --             --           --            2,333                --             2,333
  Other ................................         --             --           --            8,924                --             8,924
                                          -----------    -----------    ---------   ------------    ----------------    ------------
                                                  782             34         --           27,549                --            27,549
                                          -----------    -----------    ---------   ------------    ----------------    ------------
                                          $    54,293    $     3,540    $  72,961   $    506,133    $       (185,998)   $    320,135
                                          ===========    ===========    =========   ============    ================    ============





                                    Exhibit A
                                  (Page 6 of 7)

                  CENTURY PARTNERS - IDAHO LIMITED PARTNERSHIP

                   NOTES TO CONSOLIDATING FINANCIAL STATEMENTS

                                DECEMBER 31, 1999

-------------------------------------------------------------------------------

1. Minority shareholders hold 26.9% of the Company's outstanding common stock.






                                    Exhibit A
                                  (Page 7 of 7)